Exhibit 30(k)

The Prudential Insurance Company of America
213 Washington Street
Newark, New Jersey 07102

Ladies and Gentlemen:

In my capacity as Vice President and Corporate Counsel of The Prudential Insurance Company of America ("Prudential"), I have reviewed the establishment on August 11, 1987, of the Prudential Variable Appreciable Account (the "Account") by the Finance Committee of the Board of Directors of Prudential as a separate account for assets applicable to certain variable universal life insurance contracts, pursuant to the provisions of Section 20-651 of the Arizona Insurance Code. I am responsible for oversight of the preparation and review of the Registration Statement on Form N-6, as amended, filed by Prudential with the Securities and Exchange Commission (Registration Number: 033-20000) under the Securities Act of 1933 for the registration of certain variable universal life insurance contracts issued with respect to the Account.

I am of the following opinion:

(1)    Prudential was duly organized under the laws of Arizona and is a validly existing corporation.

(2)    The Account has been duly created and is validly existing as a separate account pursuant to the aforesaid provisions of Arizona law.

(3)    The portion of the assets held in the Account equal to the reserve and other liabilities for variable benefits under the variable universal life insurance contracts is not chargeable with liabilities arising out of any other business Prudential may conduct.

(4)    The variable universal life insurance contracts are legal and binding obligations of Prudential in accordance with their terms.

In arriving at the foregoing opinion, I have made such examination of law and examined such records and other documents as I judged to be necessary or appropriate.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.
Very truly yours,

/s/ Jordan K. Thomsen	4/14/2022
Jordan K. Thomsen	Date
Vice President and Corporate Counsel